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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Zomax Incorporated
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
989929104
(CUSIP Number)
Mr. Randall Kominsky
c/o Xenia Contrarian Partners, L.P.
701 Xenia Avenue South, Suite 100
Golden Valley, MN 55416
(763) 923-2268
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 26, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	989929104

1	NAMES OF REPORTING PERSONS: Xenia Contrarian Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-4075389

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		500,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		500,000

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	989929104

1	NAMES OF REPORTING PERSONS: Xenia Capital Management, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-4075315

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		500,000(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		500,000(1)

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

500,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Represents 500,000 shares held by Xenia Contrarian Partners, L.P. (“XCP”). Reporting Person is the general partner of XCP and as such has voting and dispositive power of the shares held by XCP.

CUSIP No.	989929104

1	NAMES OF REPORTING PERSONS: Oak Ridge Holding Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-1786296

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Minnesota

	7	SOLE VOTING POWER:

NUMBER OF		75,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		75,000

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

75,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	989929104

1	NAMES OF REPORTING PERSONS: King Capital Corp.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
41-1979522

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Minnesota

	7	SOLE VOTING POWER:

NUMBER OF		343,800

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		343,800

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

343,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	989929104

1	NAMES OF REPORTING PERSONS: Provident Premier Master Fund, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
98-0399514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		200,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		200,000

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	989929104

1	NAMES OF REPORTING PERSONS: Charmel Limited Partnership

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
41-1859157

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Minnesota

	7	SOLE VOTING POWER:

NUMBER OF		300,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		300,000

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

300,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	989929104

1	NAMES OF REPORTING PERSONS: Robert C. Klas, Sr.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		300,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		575,000(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		300,000

WITH	10	SHARED DISPOSITIVE POWER:

575,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

875,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Represents or includes 500,000 shares held by XCP and 75,000 shares held by Oak Ridge Holding Corporation (“ORHC”). Reporting Person is a member of Xenia Capital Management, LLC (“Xenia Capital”), the general partner of XCP and is a shareholder and director of ORHC, and as such may be deemed to have shared voting and dispositive power of the respective shares held by XCP and ORHC.

CUSIP No.	989929104

1	NAMES OF REPORTING PERSONS: Marc Kozberg

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		175,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		575,000(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		175,000

WITH	10	SHARED DISPOSITIVE POWER:

575,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

750,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Represents or includes 500,000 shares held by XCP and 75,000 shares held by ORHC. Reporting Person is a member of Xenia Capital, the general partner of XCP and is a shareholder, director and officer of ORHC, and as such may be deemed to have shared voting and dispositive power of the respective shares held by XCP and ORHC.

CUSIP No.	989929104

1	NAMES OF REPORTING PERSONS: Randall Kominsky

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		60,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		575,000(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		60,000

WITH	10	SHARED DISPOSITIVE POWER:

575,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

635,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Represents or includes 500,000 shares held by XCP and 75,000 shares held by ORHC. Reporting Person is a member of Xenia Capital, the general partner of XCP and is a shareholder, director and officer of ORHC, and as such may be deemed to have shared voting and dispositive power of the respective shares held by XCP and ORHC.

CUSIP No.	989929104

1	NAMES OF REPORTING PERSONS: Harold G. Schenker

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A

	7	SOLE VOTING POWER:

NUMBER OF		50,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		50,000

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

50,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	989929104

1	NAMES OF REPORTING PERSONS: Charles Barry

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		875,000(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

875,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

875,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Represents 500,000 shares held by XCP, 300,000 shares held by Charmel Limited Partnership (“CLP”) and 75,000 shares held by ORHC. Reporting Person is a member of Xenia Capital, the general partner of XCP, is a general partner of CLP and is a shareholder and director of ORHC, and as such may be deemed to have shared voting and dispositive power of the respective shares held by XCP, CLP and ORHC.

Item 1. Security and Issuer.
     This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2006 (the “Statement”) relating to the common stock, no par value (the “Common Stock”), of Zomax Incorporated, a Minnesota corporation (the “Company”). The principal executive offices of the Company are located at 5353 Nathan Lane, Plymouth, Minnesota 55442.
Item 2. Identity and Background.
     Item 1 of the Statement is hereby amended and resstated in its entirety as follows:
     (a) - (c) This Statement is being filed by Xenia Contrarian Partners, L.P. (“XCP”), Xenia Capital Management, LLC (“Xenia Capital”), Oak Ridge Holding Corporation (“ORHC”), King Capital Corp. (“KCC”), Provident Premier Master Fund, Ltd. (“PPMF”), Charmel Limited Partnership (“CLP”), Robert C. Klas, Sr., Marc Kozberg, Randall Kominsky, Harold G. Schenker and Charles Barry (each a “Reporting Person” and collectively, the “Reporting Persons”).
     As of the date of this filing, the Reporting Persons are the beneficial owners of, in the aggregate, 2,003,800 shares of Common Stock, representing approximately 6.2% of the shares of the Company’s Common Stock presently outstanding.
     XCP is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. Xenia Capital is a Delaware limited liability company formed to act as the general partner of XCP. The address of the principal business and principal office of each of XCP and Xenia Capital is 701 Xenia Avenue South, Suite 100, Golden Valley, Minnesota 55416. Messrs. Robert C. Klas, Sr., Marc Kozberg, Randall Kominsky and Charles Barry are members of Xenia Capital.
     ORHC is a Minnesota corporation formed to act as a holding company for an SEC registered broker-dealer and investment banking firm. The address of the principal business and principal office of ORHC is 701 Xenia Avenue South, Suite 100, Golden Valley, Minnesota 55416. Messrs. Robert C. Klas, Sr., Marc Kozberg, Randall Kominsky and Charles Barry are shareholders and directors of ORHC and Messrs. Kozberg and Kominsky are also officers of ORHC.
     KCC is a Minnesota corporation formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of KCC is 5500 Wayzata Boulevard, Suite 1400, Golden Valley, Minnesota 55416.
     PPMF is a Cayman Islands corporation formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of PPMF is 294 E. Grove Lane, Suite 280, Wayzata, Minnesota 55391.
     CLP is a Minnesota limited partnership formed to engage in the business of acquiring holding and disposing of investments in various companies. The address of the principal business and principal office of CLP is 5959 Trenton Lane, Plymouth, Minnesota 55442. The general partners of CLP are Charles Barry and Melanie Barry. Mr. Barry is also a general partner of XCP.
     The principal occupation and address of each Reporting Person who is an individual is set forth on Schedule I and incorporated by reference in this Item 2.
     (d) - (e) During the last five years, none of the Reporting Persons or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Each natural person identified in Item 2 is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     The information contained in Item 3 of the Statement is amended and supplemented as follows:
     All purchases of Common Stock by the Reporting Persons since the filing of the Statement were made in open market transactions and such transactions are set forth on the attached Schedule II and incorporated by reference in this Item 3. All such purchases of Common Stock were funded by working capital in the case of Reporting Persons who are entities and personal funds in the case of Reporting Persons who are individuals, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of funds expended for such purchases by each Reporting Person who made a purchase during that period is set forth on the attached Schedule II and incorporated by reference in this Item 3.
Item 4. Purpose of Transaction.
     The information contained in Item 4 of the Statement, is amended and supplemented as follows:
     On June 26, 2006, XCP, acting on behalf of the Reporting Persons, demanded a shareholder list from the Company pursuant to applicable Minnesota law. In such demand XCP stated that the purposes for the demand included but were not limited to communicating with other shareholders, subject to compliance with applicable law, about matters of common concern including share valuation, determination of the competence of management and Board of Directors and the consideration of proposing fundamental corporate changes.

Item 5. Interest in Securities of the Issuer.
     Item 5 of the Statement is hereby amended and restated as follows:
     (a) All information as to percentage ownership of the Company’s Common Stock set forth in this Amendment No. 1 to the Statement is as of the date hereof, based upon the 32,492,412 shares of Common Stock reported by the Company to the issued and outstanding as of May 8, 2006 in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006, as filed with the Securities and Exchange Commission (the “Issued and Outstanding Shares”).
     XCP beneficially owns 500,000 shares of Common Stock, constituting approximately 1.5% of the Issued and Outstanding Shares.
     Xenia Capital, as the general partner of XCP, has voting and dispositive power of the 500,000 shares of common stock held by XCP, constituting approximately 1.5% of the Issued and Outstanding shares.
     ORHC beneficially owns 75,000 shares of Common Stock, constituting approximately 0.2% of the Issued and Outstanding Shares.
     KCC beneficially owns 343,800 shares of Common Stock, constituting approximately 1.1% of the Issued and Outstanding Shares.
     PPMF beneficially owns 200,000 shares of Common Stock, constituting approximately 0.6% of the Issued and Outstanding Shares.
     CLP beneficially owns 300,000 shares of Common Stock, constituting approximately 0.9% of the Issued and Outstanding Shares.
     Robert C. Klas, Sr. beneficially owns 300,000 shares of Common Stock, constituting approximately 0.9% of the Issued and Outstanding Shares. As a member of Xenia Capital, the general partner of XCP and as a shareholder and director of ORHC, he may be deemed to have shared voting and dispositive power of the 500,000 shares of Common Stock (1.5% of the Issued and Outstanding Shares) held by XCP and the 75,000 shares of Common Stock (0.2% of the issued and outstanding shares) held by ORHC, constituting an aggregate of 875,000 shares of Common Stock or 2.7% of the Issued and Outstanding Shares.
     Marc Kozberg beneficially owns 175,000 shares of Common Stock, constituting approximately 0.5% of the Issued and Outstanding Shares. As a member of Xenia Capital, the general partner of XCP and as a shareholder, officer and director of ORHC, he may be deemed to have shared voting and dispositive power of the 500,000 shares of Common Stock (1.5% of the Issued and Outstanding Shares) held by XCP and the 75,000 shares of Common Stock (0.2% of the issued and outstanding shares) held by ORHC, constituting an aggregate of 750,000 shares of Common Stock or 2.3% of the Issued and Outstanding Shares.
     Randall Kominsky beneficially owns 60,000 shares of Common Stock, constituting approximately 0.2% of the Issued and Outstanding Shares. As a member of Xenia Capital, the general partner of XCP and as a shareholder, officer and director of ORHC, he may be deemed to have shared voting and dispositive power of the 500,000 shares of Common Stock (1.5% of the Issued and Outstanding Shares) held by XCP and the 75,000 shares of Common Stock (0.2% of the issued and outstanding shares) held by ORHC, constituting an aggregate of 635,000 shares of Common Stock or 2.0% of the Issued and Outstanding Shares.
     Harold G. Schenker beneficially owns 50,000 shares of Common Stock, constituting approximately 0.2% of the Issued and Outstanding Shares.
     As a member of Xenia Capital, the general partner of XCP, as general partner of CLP and as a shareholder and director of ORHC, Charles Barry may be deemed to have shared voting and dispositive power of the 500,000 shares of Common Stock (1.5% of the Issued and Outstanding Shares) held by XCP, the 300,000 shares (0.9% of the Issued and Outstanding Shares) held by CLP and the 75,000 shares of Common Stock (0.2% of the issued and outstanding shares) held by ORHC, constituting an aggregate of 875,000 shares of Common Stock or 2.7% of the Issued and Outstanding Shares.

     (b) Each of the Reporting Persons may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a) of this Item 5, except that Messrs. Klas, Kozberg, Kominsky and Barry, by reason of their being members of Xenia Capital, the general partner of XCP and by being shareholders, directors and, in the case of Messrs. Kozberg and Kominsky, officers of ORHC, may be derived to have shared authority to vote and dispose of the shares of common stock held by XCP and ORHC. Such persons disclaim beneficial ownership of such shares.
     Except as set forth above, each of the other Reporting Persons may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such Reporting Person. Except to the extent expressly stated herein, each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person.
     (c) No person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the sixty (60) days preceding the date of this filing, except to the extent disclosed in the Statement or this Amendment No. 1.
     (d) Not applicable.
     (e) Not applicable.
Item 7. Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

99.1	Amended and Restated Agreement of Joint Filing among Xenia Contrarian Partners, L.P., Xenia Capital Management, LLC, Oak Ridge Holding Corporation, King Capital Corp., Provident Premier Master Fund, Ltd., Charmel Limited Partnership, Robert C. Klas, Sr., Marc Kozberg, Randall Kominsky, Harold G. Schenker and Charles Barry, dated June 26, 2006.

SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.
Dated: June 26, 2006

XENIA CONTRARIAN PARTNERS, L.P.
By:	Xenia Capital Management, LLC, General Partner
By:	/s/ Randall Kominsky
Randall Kominsky, Managing Member

XENIA CAPITAL MANAGEMENT, LLC
By:	/s/ Randall Kominsky
Randall Kominsky, Managing Member

OAK RIDGE HOLDING CORPORATION
By:	/s/ Randall Kominsky
Randall Kominsky, CEO

KING CAPITAL CORP.
By:	/s/ Peter J. King
Peter J. King, Chairman and CEO

PROVIDENT PREMIER MASTER FUND, LTD.
By:	/s/ Irvin Kessler
Irvin Kessler, Managing Director

CHARMEL LIMITED PARTNERSHIP
By:	/s/ Charles Barry
Charles Barry, General Partner

/s/ Robert C. Klas, Sr.
Robert C. Klas, Sr.

/s/ Marc Kozberg
Marc Kozberg

/s/ Randall Kominsky
Randall Kominsky

/s/ Harold G. Schenker
Harold G. Schenker

/s/ Charles Barry
Charles Barry

SCHEDULE I
Name, Principal Occupation and Address of Each Reporting Person who is an Individual

Name	Principal Occupation	Principal Business Address

Marc Kozberg	Chief Executive Officer Oak Ridge Financial Corp.	701 Xenia Avenue Suite 100 Golden Valley, MN 55416

Randall Kominsky	Chief Executive Officer Oak Ridge Holding Corp.	10266 S.W. 22nd Place Davie, FL 33324

Robert C. Klas, Sr.	Chief Executive Officer Tapemark, Inc.	150 E. Marie Avenue West St. Paul, MN 55118

Charles Barry	Chief Exeuctive Officer Twin City Fan Corp.	5959 Trenton Lane Plymouth, MN 55442

Harold G. Schenker	Retired Private Investor	2094 Chagall Circle West Palm Beach, FL 33404

SCHEDULE II
     This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by a Reporting Person since June 6, 2006. All transactions were effectuated in the open market through a broker.
     Shares purchased by Oak Ridge Holding Corporation.

Date	Number of Shares	Price Per Share	Cost(s) *
6/14/06	30,000	$1.55	$46,500
6/14/06	10,000	$1.519	15,190
6/14/06	300	$1.52	456
6/14/06	4,700	$1.54	7,238
6/14/06	5,000	$1.53	7,650
6/22/06	23,400	$1.54	36,036
6/23/06	1,600	$1.54	2,464

TOTAL:	75,000		$115,534

     Shares purchased by King Capital Corp.

Date	Number of Shares	Price Per Share	Cost(s) *
6/20/06	36,857	$1.5349	$56,572
6/21/06	28,300	$1.56	44,148
6/21/06	16,700	$1.559	26,035
6/22/06	18,213	$1.56	28,303

TOTAL:	100,000		$155,058

     Shares purchased by Charmel Limited Partnership.

Date	Number of Shares	Price Per Share	Cost(s) *
6/16/06	100,000	$1.5125	$151,250

TOTAL:	100,000		$151,250

     Shares purchased by Robert Klas, Sr.

Date	Number of Shares	Price Per Share	Cost(s) *
6/23/06	31,000	$1.5415	$47,787
6/26/06	19,000	$1.5353	29,171

TOTAL:	50,000		$76,958

     Shares purchased by Randall Kominsky.

Date	Number of Shares	Price Per Share	Cost(s) *
6/15/06	5,000	$1.58	$7,900
6/22/06	5,000	$1.58	7,900

TOTAL:	10,000		$15,800

* Excludes commissions and other execution related costs.

AMENDED AGREEMENT OF JOINT FILING
     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.
     IN WITNESS WHEREOF, the undersigned have executed this Agreement.
Dated: June 20, 2006

XENIA CONTRARIAN PARTNERS, L.P.
By:	Xenia Capital Management, LLC, General Partner
By:	/s/ Randall Kominsky
Randall Kominsky, Managing Member

XENIA CAPITAL MANAGEMENT, LLC
By:	/s/ Randall Kominsky
Randall Kominsky, Managing Member

OAK RIDGE HOLDING CORPORATION
By:	/s/ Randall Kominsky
Randall Kominsky, CEO

KING CAPITAL CORP.
By:	/s/ Peter J. King
Peter J. King, Chairman and CEO

PROVIDENT PREMIER MASTER FUND, LTD.
By:	/s/ Irvin Kessler
Irvin Kessler, Managing Director

CHARMEL LIMITED PARTNERSHIP
By:	/s/ Charles Barry
Charles Barry, General Partner

/s/ Robert C. Klas, Sr.
Robert C. Klas, Sr.

/s/ Marc Kozberg
Marc Kozberg

/s/ Randall Kominsky
Randall Kominsky

/s/ Harold G. Schenker
Harold G. Schenker

/s/ Charles Barry
Charles Barry